RELEASE TIME    IMMEDIATE
Date:     20 August  2001
Number 11/01



BHP BILLITON EXPLORATION WELL CONCLUDED IN TRINIDAD

BHP Billiton today announced that its wholly-owned subsidiary, BHP Petroleum (Trinidad) Ltd., has extended the hydrocarbon discoveries previously made in the Block 2(c) Production Sharing Contract area, offshore Trinidad, with its third exploration well. The Kairi-1 well has been abandoned after encountering an encouraging hydrocarbon column.
The well began drilling on July 4, 2001, in Trinidad's offshore block 2(c), nearly 35 kilometers from the northeastern tip of Trinidad's coastline, and four kilometers from BHP Billiton's Aripo-1 gas discovery. Using the jack-up rig Global Labrador 1, the well was drilled to a depth exceeding 2,200 metres in waters approximately 35 metres deep.
The significance of the well will be assessed following further evaluation of drilling and resource data. Further appraisal drilling will be required to determine the size of the discovery. Additionally, further technical appraisal requirements and development options for the area also are being evaluated. This well has been drilled in an area where BHP Billiton has made earlier hydrocarbon discoveries with the exploratory wells Angostura-1 and Aripo-1 that were drilled in 1999 and 2000, respectively. A further exploration well, Spitfire-1, drilled in the adjacent Block 2(ab) was plugged and abandoned dry during the second quarter of 2001. The Company is actively pursuing a strategy for commercialisation of the resources in the area.
BHP Billiton is the designated operator and holds a 45 per cent working interest in Block 2(c). Its partners are Elf Petroleum Trinidad B.V. with a 30 per cent interest and Talisman (Trinidad) Ltd. with a 25 per cent interest.


BHP Billiton is a world leading diversified resources Group and creates value through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions.
The Group is a Dual Listed Company, comprised of BHP Billiton Limited and
BHP Billiton Plc, and is headquartered in Australia.

Further information about BHP Billiton can be found at:
http://www.bhpbilliton.com or contact:

Australia
Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540   Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communications
Tel: +44 20 7747 3956   Mobile: +44 7768 264 950
email: Marc.Gonsalves@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157    Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360    Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625    Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com